May 25, 2016

Attention:   Perry Hindin, Special Counsel
         Bryan Pitko, Attorney Advisor

Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549

Re:  Champion Industries, Inc.
         Amendment No. 2 to Schedule 13E-3
  Filed May 17, 2016
      File No. 5-82429

     Revised Preliminary Proxy Statement
     Filed May 17, 2016
     File No. 0-21084

Gentlemen:

We are in receipt of your letter dated May 24, 2016 providing comments on the referenced filings for Champion Industries, Inc. (the “Company”). The Company’s responses are set forth in the following pages and are keyed to the staff’s comment letter.

Preliminary Proxy Statement

General

1.  We note your response to prior comment 3. Please revise to clearly mark the form of proxy as a “Preliminary Copy.” Please refer to Exchange Act Rule 14a-6(e)(1).

Company Response:

The Company will file Amendment No. 3 to its Preliminary Proxy and add "Preliminary Copy" to the form of proxy.

Special Factors

Purpose and Reasons for the Reverse Stock Split, page 9

2. We note your response to prior comment 9. Please revise to indicate why you determined to conduct the proposed stock split at this time as opposed to other times in the company’s history.

Company Response:

The Company will file Amendment No. 3 to its Preliminary Proxy to include the following:

"The Company and its Management began exploration of a potential transaction in August 2015 and engaged legal counsel to assist with that process.  The Board also appointed a Special Committee of independent directors, to explore whether the Company should pursue a potential transaction, and, if so, make recommendations as to the details.

The Company proposed to conduct the reverse stock split at this time, as opposed to other times in the company’s history, because the Company and its Management have navigated a challenging environment over the last several years including an economic recession, sales attrition, restructuring, asset disposals, debt restructuring, and personnel turnover. The Company and its Management still have challenges, as discussed herein as well as in the Company's other public filings, but they are less pressing immediately and Management has and will continue to plan beyond the present. In addition, and just as important, the Company and its Management now believe, given the factors discussed herein, including stock performance, that the benefits of remaining a public company no longer outweigh the costs."

Third Party Valuation Report, page 23

3. Please remove your reference to the Private Securities Litigation Reform Act as forward-looking statements made in relation to the proposed going private transaction are not protected under the PSLRA’s safe harbor. Refer to Question 117.05 of the Division of Corporation Finance’s Compliance and Disclosure Interpretation for Going Private Transactions, Exchange Act Rule 13e-3 and Schedule 13E-3.

Company Response:

The Company will file Amendment No. 3 to its Preliminary Proxy and Schedule 13E-3 (Exhibit 99.13) and remove the references to the Private Securities Litigation Reform Act.

4. We note the disclaimer with respect to information provided via “work and opinions of others” and that Chaffe “assumes no responsibility for this information.” Please identify the specific “work and opinions of others” that Chaffe relied upon in conducting their valuation. Please also note that while it may be acceptable to include qualifying language concerning subjective analyses, it is inappropriate to disclaim responsibility for statements made in the document. As such, please revise to remove the statement that Chaffe assumes no responsibility for the information cited.

Company Response:

The Company will file Amendment No. 3 to its Preliminary Proxy to include the following:

“ (h) Where noted in the valuation report, Chaffe relied on the work and opinions of others. These include:

•	Public company information derived from Capital IQ
•	Factset Mergerstat Control Premium Study: R.R. Donnelley and Consolidated Graphics
•	Morningstar’s 2015 Valuation Yearbook: Size Premium (a component of the discount rate)
•	Mergerstat review 1983 – 2015: Size Discount ”

Finally, the Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We trust that the foregoing is responsive to the Commission’s request. If there are any questions regarding the foregoing, or if I can be of any assistance to the Commission, please feel free to contact me at (304) 691-5050.

Very truly yours,

/s/Justin T. Evans
Justin T. Evans, Senior Vice President
And Chief Financial Officer